Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 13, 2021

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 13, 2021 via webcast and teleconference. Each of the matters is described in greater detail in the Notice of the 189th Annual Meeting of Shareholders and Management Proxy Circular available at www.scotiabank.com in the Investor Relations section.

1.	Election of Directors

Each of the 12 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	594,334,675	92.63%	47,283,934	7.37%
Guillermo E. Babatz	596,773,341	93.01%	44,845,268	6.99%
Scott B. Bonham	637,272,498	99.32%	4,346,111	0.68%
Lynn K. Patterson	640,401,482	99.82%	1,134,673	0.18%
Michael D. Penner	637,554,300	99.38%	3,981,855	0.62%
Brian J. Porter	639,593,291	99.70%	1,942,864	0.30%
Una M. Power	596,850,416	93.02%	44,762,693	6.98%
Aaron W. Regent	592,913,079	92.41%	48,700,030	7.59%
Calin Rovinescu	637,052,654	99.29%	4,560,455	0.71%
Susan L. Segal	634,028,809	98.82%	7,589,800	1.18%
L. Scott Thomson	590,928,923	92.10%	50,689,686	7.90%
Benita M. Warmbold	596,771,737	93.01%	44,846,872	6.99%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
640,853,383	98.25%	11,391,955	1.75%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
390,075,986	60.80%	251,545,219	39.20%

4.	Shareholder Proposal No. 1

Votes For	% For	Votes Against	% Against	Abstentions*
102,827,721	16.08%	536,815,728	83.92%	1,933,065

5.	Shareholder Proposal No. 2

Votes For	% For	Votes Against	% Against	Abstentions*
86,889,438	13.59%	552,403,283	86.41%	2,299,439

6.	Shareholder Proposal No. 3

Votes For	% For	Votes Against	% Against	Abstentions*
42,241,681	6.74%	584,466,188	93.26%	14,913,227

*An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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